April 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Worksport Ltd
Withdrawal of Offering Statement on Form 1-A
Filed on July 22, 2024
File No. 024-12468

Ladies and Gentlemen:

Worksport Ltd (the “Company”) hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A, as amended (File No. 024-12468), initially filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2024 (the “Offering Statement”), together with all exhibits filed therewith.

The Company is requesting withdrawal of the Offering Statement because no securities were sold thereunder, and the Company has elected to pursue the offering under a newly filed offering statement. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the Company respectfully requests that all fees paid to the Commission in connection with the Offering Statement be applied to future filings by the Company.

If you have any questions regarding this request, please contact the Company’s legal counsel, Ross D. Carmel, Esq., at Sichenzia Ross Ference Carmel LLP, at (646) 838-1310.

Very truly yours,

/s/ Steven Rossi

Steven Rossi
Chief Executive Officer
Worksport Ltd

cc:	Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP